

BUILDING on our HERITAGE



Oconee Financial Corporation Annual Report 2011

 The building blocks of a legacy in dedication, integrity and tenacity. It's the dedication to serve your customers' needs to the best of your ability every day; the integrity to consistently deliver that service with honesty and accuracy such that it earns respect; and the tenacity to remain committed to your customers and your community during the most turbulent of times.

More than 50 years ago, the foundation was laid for Oconee State Bank to be the kind of financial institution our neighbors could count on to weather the good times and the bad. From that cornerstone principle, we have grown our bank to be the only locally owned and operated bank serving this community. And though unfavorable economic times may blow through from time to time, our architecture stands firm. As we look toward better times ahead, we have drawn a blueprint for the future that builds upon our heritage and furthers our legacy.



TABLE OF CONTENTS



LETTER TO SHAREHOLDERS



Dear Fellow Shareholders:

In our more than 50 years as a locally owned and operated community bank, Oconee State Bank has enjoyed good financial climates and weathered poor ones. As I write this letter, we continue a slow recovery from the worst economic downturn since the Great Depression. As you may remember from my letter on March 7, our 2011 news was not positive performancewise; however, it is a source of optimism for rebuilding as it brings us nearer to the end of a long, downward economic cycle.

Our consolidated net loss for 2011 was $2,124,598, compared with $1,074,995 in 2010. This result was due in large part to a significant loan loss provision of $4,250,000 for the year compared to $3,370,000 in 2010. Real estate values continued to decline, and the majority of our nonperforming loans are real estate-related.

Gross charge-downs on nonperforming loans for the past year were $5,074,507, compared to $3,382,785 in 2010. We will continue to lessen the remaining nonperforming loans on our balance sheet through various methods of collection and reduction, though we do not expect to need to purge the portfolio as aggressively in 2012 as we did in 2011.

Despite the provision and charge-down expenses, we were able to improve the net interest margin from 3.27% in 2010 to 3.46% in 2011 through a proactive approach to balance sheet management. Although interest income was down in 2011 by $1.3 million as a result of weakened loan demand and lower interest rates, we were able to offset this shortfall through reductions in interest expense which enabled the company to produce $8.7 million in net interest income, which was an increase of $181,854 as compared to 2010.

Strong retained earnings from years of careful management have allowed us to weather the current economic storm. At December 31, 2011, total stockholders' equity was $22,182,487. Our long-term future depends on increasing earning assets, just as it does for all other banks. That is our goal, and we also know we must reduce expenses to offset the effects of the struggling economy and compete in this slow-growth, competitive environment.

To that end, we closed the University Parkway office in 2011, saving as much as $120,000 per year in lease costs. We also lowered personnel expense by 10 percent, or approximately $400,000 annually, through a combination of pay cuts, furlough days, and position reductions. This was particularly difficult and followed three years without pay increases or 401(k) contribution matches to our employees. Our number of full-time equivalent employees dropped from 82 to 74 during the year. In addition, as noted in the financial statements, the Bank reduced other operating expenses throughout 2011 by $926,631 as compared to 2010. We will continue to look for ways to reduce expenses and operate as efficiently as possible.

These are examples of the hard decisions required while navigating the turbulent economy. Make no mistake: our primary focus is producing earnings and rebuilding capital so we can reinstate annual dividends for you, our shareholders. You have been loyal and understanding, and we appreciate it. Our leadership has outlined an enterprising strategic vision for our team with realistic goals for short- and long-term growth that reinforces our heritage as a catalyst for the community's own growth and success – and as a steadfast, involved and dependable neighbor. We aim to increase earning assets, especially loans, and strengthen asset quality. Strong, stable earnings and continued attention to reducing nonperforming assets will help us maintain strong liquidity driven by cash flows from core deposits and no borrowed funds.

We are also working aggressively on a strategic outreach program to build business among small- and medium-sized companies in the region. We are offering very competitive rates on business loans, lines of credit and other products. Our longevity, stability and familiarity as a truly local bank resonates with many during these uncertain economic times. These efforts are intended to enable the Bank to deploy its liquidity to improve revenue, earnings, and our ability to better serve our stakeholders.

Some of you have asked how you can help, and the answer is by referring business to Oconee State Bank. Our seasoned commercial and consumer lenders are ready, willing, and able to work with borrowers to meet their credit needs. It is a good time to refinance a home mortgage – loan rates are at historically low levels – and our Mortgage Department stands ready to help. Those interested in investments will find a wide range of products available at Oconee State Financial Services, located at 10 Durham Street behind our Main Office. Your referrals for these and other financial services can be very valuable.

I would like to take this opportunity to recognize Wayne Faglier who retired as Assistant Vice President and Consumer Loan Officer on October 31, 2011. We thank Wayne for his 15 years of valuable contributions and faithful service, and we wish him health and happiness as he enjoys his retirement.

While there is still room for economic conditions to improve, there are positive signs. A site less than one mile from our Bogart branch has been chosen for a new $200 million, 1.2 millionsquare- foot Caterpillar plant. The Caterpillar plant relocation will ultimately bring 2,800 jobs to the region. That is certainly good news and will bring ancillary benefits to the bank as suppliers, managers, and other businesses relocate here, and may certainly impact our lending approach. The effects will ripple through our local economy for years.

We are encouraged by the potential improvement we are beginning to see in local economic activity as well as positive asset quality trends in the first quarter of 2012 for our Bank. As such, we look to build upon our heritage and our strong legacy throughout 2012. Please do not hesitate to stop by and visit anytime, we are open for business and appreciate your continued loyalty and support.

Sincerely,

B. Amrey Harden
President and Chief Executive Officer
April 5, 2012

FINANCIAL SUMMARY

| | Years Ended December 31, | | Percent |
	2011	2010	Change
	(Dollars in thousands, except per share data)		
For the Year			
Net income (loss)	$ (2,125)	$ (1,075)	(97.7%)
Cash dividends paid	-	-	0.0%
Per share:			
Net income (loss)	(2.36)	(1.19)	(98.3%)
Cash dividends paid	-	-	0.0%
Book value	24.65	25.49	(3.3%)
At Year End			
Total assets	259,846	279,368	(7.0%)
Investment securities	83,374	73,998	12.7%
Total Loans	143,931	162,939	(11.7%)
Reserve for loan losses	2,760	3,528	(21.8%)
Total Deposits	236,612	242,917	(2.6%)
Shareholders' equity	22,182	22,935	(3.3%)
No. of shares outstanding	899,815	899,815	0.0%
Full-time equivalent employees	74.0	82.0	(9.8%)
Financial Ratios			
Return on average assets (ROA)	(0.79%)	(0.39%)	
Return on average equity (ROE)	(8.72%)	(4.30%)	
Net interest margin	3.46%	3.27%	



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Oconee Financial Corporation and Subsidiary
Watkinsville, Georgia

We have audited the accompanying consolidated balance sheets of Oconee Financial Corporation and Subsidiary as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oconee Financial Corporation and Subsidiary as of December 31, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mauldin & Jenkins, LLC

Atlanta, Georgia
March 29, 2012

200 GALLERIA PARKWAY S.E., SUITE 1700 • ATLANTA, GA 30339-5946 • 770-955-8600 • 800-277-0080 • FAX 770-980-4489 • www.mjcpa.com
Members of The American Institute of Certified Public Accountants • RSM International

OCONEE FINANCIAL CORPORATION
Consolidated Balance Sheets
December 31, 2011 and 2010

	2011	2010
Assets		
Cash and cash equivalents, including reserve requirements of $25,000	$ 18,194,898	29,958,828
Investment securities available for sale	83,374,233	73,997,925
Restricted equity securities	461,100	556,300
Loans held for sale	1,027,815	311,000
Loans, net	141,221,602	159,454,155
Premises and equipment, net	5,646,012	5,928,381
Other real estate owned	6,610,674	5,435,735
Accrued interest receivable and other assets	3,309,621	3,726,104
	$ 259,845,955	279,368,428
Liabilities and Stockholders' Equity		
Deposits:		
Demand	$ 34,022,991	27,796,070
Interest-bearing demand	65,272,612	60,008,808
Savings	41,499,311	42,491,364
Time	95,817,122	112,621,136
Total deposits	236,612,036	242,917,378
Securities sold under repurchase agreements	-	13,024,262
Accrued interest payable and other liabilities	1,051,432	491,886
Total liabilities	237,663,468	256,433,526
Stockholders' equity:		
Common stock, par value $2, authorized 1,500,000 shares, issued and outstanding 899,815 shares	1,799,630	1,799,630
Additional paid-in capital	4,243,332	4,243,332
Retained earnings	15,101,470	17,226,068
Accumulated other comprehensive income (loss)	1,038,055	(334,128)
Total stockholders' equity	22,182,487	22,934,902
	$ 259,845,955	279,368,428

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Operations
For the Years Ended December 31, 2011 and 2010

		2011	2010
Interest income:			
Interest and fees on loans	$	8,152,604	9,283,469
Interest and dividends on securities:			
U. S. government agencies		1,991,699	2,207,712
State, county and municipal		598,863	532,426
Other		143,245	157,167
Total interest income		10,886,411	12,180,774
Interest expense:			
Interest-bearing demand deposits		212,946	237,404
Savings deposits		215,529	396,731
Time deposits		1,642,576	2,679,459
Other		96,352	330,026
Total interest expense		2,167,403	3,643,620
Net interest income		8,719,008	8,537,154
Provision for loan losses		4,250,000	3,370,000
Net interest income after provision for loan losses		4,469,008	5,167,154
Other income:			
Service charges		844,341	1,000,613
Gain on sale of securities		174,157	499,804
Mortgage origination fee income		121,476	153,471
Income on other real estate owned		23,631	230,899
Miscellaneous		1,083,901	1,030,968
Total other income		2,247,506	2,915,755

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Operations, continued
For the Years Ended December 31, 2011 and 2010

Other expenses:			
Salaries and employee benefits		4,358,350	4,536,494
Occupancy		1,098,421	1,159,984
Other operating		3,487,619	4,414,250
Total other expenses		8,944,390	10,110,728
Loss before income tax benefit		(2,227,876)	(2,027,819)
Income tax benefit		(103,278)	(952,824)
Net loss	$	(2,124,598)	(1,074,995)
Net loss per share	$	(2.36)	(1.19)

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Comprehensive Loss
For the Years Ended December 31, 2011 and 2010

	2011	2010
Net loss	$ (2,124,598)	(1,074,995)
Other comprehensive income (loss), net of income taxes (benefit):		
Unrealized gains (losses) on securities available for sale:		
Holding gains (losses) arising during period, net of tax expense (benefit) of ($905,696) and ($223,720)	1,480,230	(365,638)
Reclassification adjustment for gains included in net loss, net of taxes of $66,110 and $189,726	(108,047)	(310,078)
Total other comprehensive income (loss)	1,372,183	(675,716)
Comprehensive loss	$ (752,415)	(1,750,711)

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2011 and 2010

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2009	$ 1,799,630	4,243,332	18,301,063	341,588	24,685,613
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	(675,716)	(675,716)
Net loss	-	-	(1,074,995)	-	(1,074,995)
Balance, December 31, 2010	1,799,630	4,243,332	17,226,068	(334,128)	22,934,902
Change in net unrealized gain (loss) on investment securities available for sale, net of tax	-	-	-	1,372,183	1,372,183
Net loss	-	-	(2,124,598)	-	(2,124,598)
Balance, December 31, 2011	$ 1,799,630	4,243,332	15,101,470	1,038,055	22,182,487

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (2,124,598)	(1,074,995)
Adjustments to reconcile net loss to net		
cash provided by operating activities:		
Depreciation, amortization and accretion	614,721	545,691
Provision for loan losses	4,250,000	3,370,000
Provision for deferred taxes	(103,278)	1,048,687
Gains on sale of investment securities, net	(174,157)	(499,804)
Loss on sale and disposal of fixed assets	-	355
Loss on other real estate	354,816	1,207,613
Change in:		
Accrued interest receivable and other assets	519,761	(826,902)
Accrued interest payable and other liabilities	(280,042)	134,840
Mortgage loans originated and held for sale	(716,815)	(311,000)
Net cash provided by operating activities	2,340,408	3,594,485
Cash flows from investing activities:		
Purchase of investment securities available for sale	(47,062,739)	(92,853,253)
Proceeds from calls and maturities of investment securities available for sale	26,048,187	68,352,216
Proceeds from sales of investment securities available for sale	13,769,947	16,759,008
Redemption of restricted equity securities	95,200	-
Net change in loans	12,008,928	12,208,266
Purchases of premises and equipment	(78,127)	(103,429)
Proceeds from sales of other real estate	679,590	1,899,607
Capital improvements on other real estate	(235,720)	(319,725)
Net cash provided by investing activities	5,225,266	5,942,690

See accompanying notes to consolidated financial statements.

OCONEE FINANCIAL CORPORATION
Consolidated Statements of Cash Flows, continued
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from financing activities:		
Net change in deposits	(6,305,342)	(7,524,940)
Net change in securities sold under repurchase agreements	(13,024,262)	3,210,239
Net cash used by financing activities	(19,329,604)	(4,314,701)
Net increase (decrease) in cash and cash equivalents	(11,763,930)	5,222,474
Cash and cash equivalents at beginning of year	29,958,828	24,736,354
Cash and cash equivalents at end of year	$ 18,194,898	29,958,828

	2011	2010
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 2,254,770	3,798,664
Income taxes	$ -	100,790
Noncash investing and financing activities:		
Change in net unrealized gain on investment securities available for sale, net of tax	$ 1,372,183	(675,716)
Transfer of loans to other real estate	$ 2,489,966	3,253,176
Transfer of other real estate to loans	$ (516,341)	(1,945,106)

See accompanying notes to consolidated financial statements.

(1)   Summary of Significant Accounting Policies

Organization
Oconee Financial Corporation ("OFC") received regulatory approval to operate as a bank holding company on October 13, 1998, and began operations effective January 1, 1999. OFC is primarily regulated by the Federal Reserve Bank, and serves as the one-bank holding company for Oconee State Bank.

Oconee State Bank (the "Bank") commenced business in 1960 upon receipt of its banking charter from the Georgia Department of Banking and Finance (the "DBF"). The Bank is primarily regulated by the DBF and the Federal Deposit Insurance Corporation and undergoes periodic examinations by these regulatory agencies. The Bank provides a full range of commercial and consumer banking services primarily in Oconee and Clarke counties in Georgia.

On September 17, 2008, Putters, Inc. was incorporated as a 100% owned subsidiary of the Bank. Putters, Inc. was formed as a real estate holding company for a residential subdivision that was foreclosed on by the bank subsequent to the incorporation of Putters, Inc. On May 28, 2009, Putters, Inc.'s name was changed to Real Estate Holdings Georgia, Inc. The subsidiary continues to be used as a real estate holding company to hold residential real estate on which the bank has foreclosed.

On December 18, 2008, Motel Holdings Georgia, Inc. was incorporated as a 100% owned subsidiary of the Bank. Motel Holdings Georgia, Inc. was formed as a real estate holding company for a motel that was foreclosed on by the bank in January 2009. The motel was an operating motel managed by an independent third party. The motel was sold in May 2010. The operations of the motel are included in our statements of operations from the date of foreclosure until the date of the sale. The subsidiary is now inactive.

Principles of Consolidation
The consolidated financial statements include the financial statements of Oconee Financial Corporation and its wholly owned subsidiary, Oconee State Bank and the subsidiaries of the Bank (collectively called the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation.

Basis of Presentation
The accounting principles followed by the Company, and the methods of applying these principles, conform with accounting principles generally accepted in the United States of America ("GAAP") and with general practices in the banking industry. In preparing the financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ significantly from these estimates. Material estimates common to the banking industry that are particularly susceptible to significant change in the near term

(1) Summary of Significant Accounting Policies, continued

include, but are not limited to, the determination of the allowance for loan losses, deferred taxes, fair value of financial instruments, other than temporary impairment on securities, and valuation of real estate acquired in connection with or in lieu of foreclosure on loans.

Cash and Cash Equivalents
For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks. Included in cash and due from banks is interest-bearing deposits at other banks of $15,972,556 and $26,609,413 at December 31, 2011 and 2010, respectively.

Investment Securities
The Company classifies its securities in one of two categories: available for sale, or held to maturity. Held to maturity securities are those securities for which the Company has the ability and intent to hold the security until maturity. All other securities not included in held to maturity are classified as available for sale.

Available for sale securities are recorded at fair value. Unrealized holding gains and losses, net of the related tax effect, on securities available for sale are excluded from operations and are reported as a separate component of stockholders' equity until realized. The Company recognizes other than temporary impairment (OTTI) loss in earnings only when the Company (1) intends to sell the debt security; (2) determines that it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis or (3) does not expect to recover the entire amortized cost basis of the security. In all other situations, only the portion of the OTTI losses representing the credit loss is recognized in earnings, with the remaining portion being recognized in other comprehensive income (loss), net of deferred taxes.

Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to the yield. Realized gains and losses for securities classified as available for sale are included in earnings on the trade date and are derived using the specific identification method for determining the cost of securities sold.

Restricted Equity Securities
Restricted equity securities include other equity securities. No ready market exists for these securities and there is no quoted fair value. These investment securities are carried at cost. Management reviews for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans Held for Sale
Loans held for sale are carried at the lower of cost or market value. At December 31, 2011, the carrying amount of mortgage loans held for sale approximates the market value. Loans held for sale consist of mortgage loans which have commitments to be sold to third party investors upon closing.

(1)   Summary of Significant Accounting Policies, continued

Loans and Allowance for Loan Losses
Loans are stated at the principal amount outstanding, less net deferred origination fees or costs and the allowance for loan losses. Interest on loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The Bank analyzes its direct costs associated with the origination of different types of loans. Any fees collected that are greater than the costs calculated by the bank are recognized as income over the life of the loan as opposed to at the time of origination.

Impaired loans are measured for impairment based on the present value of expected future cash flows, discounted at the loan's effective interest rate, or at the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when, based on current information and events, it is probable that all principal and interest due according to the contractual terms of the loan will not be collected. Interest on accruing impaired loans is recognized as long as such loans do not meet the criteria for nonaccrual status.

Accrual of interest is discontinued on a loan when management believes, after considering economic conditions and collection efforts, that the borrower's financial condition is such that collection of interest is doubtful. Interest previously accrued but not collected is reversed against current period earnings and interest is recognized on a cash basis when such loans are placed on non-accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Past due status is based on the contractual terms of the loan.

The allowance for loan losses is established through a provision for loan losses charged to earnings. Loans are charged against the allowance for loan losses when management believes the uncollectibility of the principal is confirmed. The allowance represents an amount which, in management's judgment, will be adequate to absorb probable losses on existing loans that may become uncollectible.

Management's judgment in determining the adequacy of the allowance is based on evaluations of the collectibility of loans. These evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio, current economic conditions that may affect the borrower's ability to pay, overall portfolio quality and review of specific problem loans. The allowance consists of specific, general and unallocated components. The specific component relates to loans that are identified as impaired. All loans greater than $500,000 are evaluated individually for impairment, while all other loans considered impaired are evaluated as a pool. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative factors. An unallocated component is maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. Management uses an external loan review program to challenge and corroborate the internal grading system and provide additional analysis in determining the adequacy of the allowance and provisions for estimated loan losses.

(1)   Summary of Significant Accounting Policies, continued

The following portfolio segments have been identified: Commercial, financial and agricultural, Real estate – mortgage, Real estate – construction, and Consumer Loans. The risk characteristics of each of the identified portfolio segments are as follows:

Commercial, financial and agricultural - Borrowers may be subject to industry conditions including decreases in product demand; increasing material or other production costs that cannot be immediately recaptured in the sales or distribution cycle; interest rate increases that could have an adverse impact on profitability; non-payment of credit that has been extended under normal vendor terms for goods sold or services extended; interruption related to the importing or exporting of production materials or sold products.

Real Estate - Mortgage - Subject to adverse employment conditions in the local economy leading to increased default rate; decreased market values from oversupply in a geographic area; impact to borrowers' ability to maintain payments in the event of incremental rate increases on adjustable rate mortgages.

Real Estate – Construction - Subject to adverse various market conditions that cause a decrease in market value or lot sales volumes; the potential for environmental impairment from events occurring on subject or neighboring properties; obsolescence in location or function.

Consumer Loans - Subject to adverse employment conditions in the local economy which may lead to higher default rates; decreases in the value of underlying collateral.

While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on judgments different than those of management.

Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter period of the useful life of the asset or the lease term. When assets are retired or otherwise disposed, the cost and related accumulated depreciation are removed from the accounts, and any gain or loss is reflected in operations for the period. The cost of maintenance and repairs which do not improve or extend the useful life of the respective asset is charged to earnings as incurred, whereas significant improvements are capitalized. The range of estimated useful lives for premises and equipment are generally as follows:

Buildings and improvements	5 - 40 years
Furniture and equipment	3 - 10 years

(1)   Summary of Significant Accounting Policies, continued

Other Real Estate Owned

Properties acquired through foreclosure are carried at the lower of cost or fair value less estimated costs to dispose. Accounting guidance defines fair value as the amount that is expected to be received in a current sale between a willing buyer and seller other than in a forced or liquidation sale. Fair values at foreclosure are based on appraisals. Losses arising from the acquisition of foreclosed properties are charged against the allowance for loan losses. Subsequent write-downs are provided by a charge to operations through the allowance for losses on other real estate in the period in which the need arises.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements are treated as financing activities, and are carried at the amounts at which the securities will be repurchased as specified in the respective agreements.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Additionally, the recognition of future tax benefits, such as net operating loss carryforwards, is required to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the assets and liabilities are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income tax expense in the period that includes the enactment date.

In the event the future tax consequences of differences between the financial reporting bases and the tax bases of the Company's assets and liabilities result in deferred tax assets, an evaluation of the probability of being able to realize the future benefits indicated by such assets is required. A valuation allowance is provided for the portion of the deferred tax asset when it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(1)   Summary of Significant Accounting Policies, continued

In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax planning strategies.

On January 1, 2009, the Company adopted the recent accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions.

Mortgage Banking Income
Mortgage origination fee income represents net gains from the sale of mortgage loans and fees received from borrowers related to the Bank's origination of single-family residential mortgage loans.

Loss Per Share
Loss per common share is based on the weighted average number of common shares outstanding during the year while the effects of potential common shares outstanding during the period are included in diluted earnings per share. The Company had no potential common share equivalents outstanding during 2011 and 2010. For each of those years, loss per share is calculated using the weighted average shares outstanding during the years of 899,815.

Comprehensive Loss
Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net loss. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net loss, are components of comprehensive loss.

Recent Accounting Pronouncements

In July 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-20 to Receivables (ASC 310) *Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* This ASU adds new disclosures designed to enhance the transparency of an entity's allowance for loan and lease losses (ALLL), and the credit quality of its financing receivables, and to increase the understanding of an entity's credit risk exposure and adequacy of the ALLL. The required disclosures include the nature of the credit risk inherent in the loan portfolio, how the risk is analyzed and assessed to determine the ALLL, and the changes and reasons for those changes in the ALLL. These disclosures are effective for annual reporting periods ending on or after December 15, 2010. The disclosures about activity that occurs during a reporting period are effective for annual reporting periods beginning on or after December 15, 2010. This pronouncement had no effect on the Company's financial position or results of operations. The required disclosures are included as of and for the year ended December 31, 2011.

(1) Summary of Significant Accounting Policies, continued

In April 2011, the FASB amended existing guidance for assisting a creditor in determining whether a restructuring is a troubled debt restructuring. The amendments clarify the guidance for a creditor's evaluation of whether it has granted a concession and whether a debtor is experiencing financial difficulties. With regard to determining whether a concession has been granted, the ASU clarifies that creditors are precluded from using the effective interest method to determine whether a concession has been granted. In the absence of using the effective interest method, a creditor must now focus on other considerations such as the value of the underlying collateral, evaluation of other collateral or guarantees, the debtor's ability to access other funds at market rates, interest rate increases and whether the restructuring results in a delay in payment that is insignificant. This guidance is effective for annual reporting periods beginning after June 15, 2011, and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment on newly identified troubled debt restructurings, the amendments should be applied prospectively for the annual period beginning on or after June 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In May, 2011, the FASB issued an amendment to achieve common fair value measurement and disclosure requirements between U.S. and International accounting principles. Overall, the guidance is consistent with existing U.S. accounting principles; however, there are some amendments that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The amendments in this guidance are effective for annual reporting periods beginning after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

In June 2011, the FASB amended existing guidance and eliminated the option to present the components of other comprehensive income as part of the statement of changes in shareholder's equity. The amendment requires that comprehensive income be presented in either a single continuous statement or in two separate consecutive statements. The amendments in this guidance are effective as of the beginning of a fiscal reporting year that begins after December 15, 2011. The adoption of this guidance is not expected to have a material impact on the Company's financial statements.

(2) Regulatory Matters and Management's Plan of Action

Overall Summary of Results

The Company has incurred net losses from operations of $2.1 million and $1.1 million for the two years ended December 31, 2011 and 2010. During the same periods the Company has reported net cash provided by operations of $2.3 million and $3.6 million. Beginning in 2009, management made strategic moves to address concerns raised by regulators including shrinking the Bank's total assets and loans, as both have a direct impact on regulatory capital ratios. At December 31, 2011 and 2010, the Bank meets the required levels of

(2) Regulatory Matters and Management's Plan of Action, continued

capital to be considered well capitalized under regulatory guidelines, however due to the regulatory order discussed below the Bank is considered adequately capitalized.

Regulatory Oversight

As reported to shareholders during the third quarter of 2009, the Bank entered into a Stipulation and Consent to the Issuance of an Order to Cease and Desist (the "Consent Agreement") with the Federal Deposit Insurance Corporation (the "FDIC") and the Georgia Department of Banking and Finance (the "DBF"), whereby the Bank consented to the issuance of an Order to Cease and Desist (the "Order"). Among other things, the Order provides that, unless otherwise agreed by the FDIC and DBF:

- the Bank must have and maintain a Tier 1 (Leverage) Capital ratio of not less than 8% and a Total Risk-based Capital ratio of at least 10%;
- the Bank must formulate a written plan to reduce the Bank's adversely classified assets in accordance with a defined asset reduction schedule;
- the Bank may not pay a cash dividend to Oconee Financial Corporation;
- the Bank must revise its budget and include formal goals and strategies to improve the Bank's net interest margin, increase interest income, reduce discretionary expenses and improve and sustain earnings of the Bank;
- the Board of Directors of the Bank must review the adequacy of the allowance for loan and lease losses (the "ALLL") and establish a comprehensive policy for determining the adequacy of the ALLL;
- the Bank may not accept, renew or rollover brokered deposits without obtaining a brokered deposit waiver from the FDIC.

As of December 31, 2011 the Bank was in compliance with the Order with the exception of the stipulation requiring the Bank to maintain a Tier 1 (Leverage) Capital ratio of not less than 8%. As of December 31, 2011, the Bank's Tier 1 (Leverage) Capital ratio was 7.22%. As of December 31, 2010 and 2009, the Bank was in compliance with all directives of the Order. Compliance with the consent order is monitored by a committee made up of members of the Board of Directors of the Company. Failure to comply with the Order could result in further regulatory action and oversight.

Capital Adequacy

As of December 31, 2011, the Bank was considered "adequately capitalized" as defined by federal capital regulations. Regulatory capital is a measure of a financial institution's soundness. Note 13, Regulatory Matters, presents and discusses more fully the Bank's capital levels.

(2) Regulatory Matters and Management's Plan of Action, continued

Asset Quality

The losses reported in 2011 and 2010 are primarily the result of significant provisions for loan losses, additional expenses related to foreclosed assets, reductions in interest income related to the increase in non-performing loans and an interest margin which has been impacted by the lowest interest rates in decades. The provision for loan losses for the years ended December 31, 2011 and 2010 were $4.3 million and $3.4 million, respectively. As of December 31, 2011 impaired loans were up $9.4 million, and net charge-offs were up $1.7 million compared to the year ended December 31, 2010, while other real estate owned increased by $1.2 million. Impaired loans and foreclosed assets could likely impact future earnings through additional write-downs if the real estate market continues to decline as it has over the last three years. Management continually evaluates these assets and recognizes losses as confirmed.

Liquidity

The Bank manages and monitors liquidity on a weekly basis. At December 31, 2011 the Bank's liquidity ratio was 25.1% which is adequate based on the Bank's policy and acceptable by the regulators considering the lack of brokered deposits held by the Bank. The Bank has been able to maintain a stable deposit base throughout 2011 and 2010, and management anticipates this to continue in 2012. The FDIC's changes to increase the amount of deposit insurance to $250,000 per deposit relationship and to provide unlimited deposit insurance for certain transaction accounts under the Temporary Liquidity Guarantee Program ("TLGP") have contributed to the Bank's stable deposit base.

Management of the Bank is actively working to maintain compliance with the order and returning to profitable operations. However, if operating losses were to continue to occur, these events could have a material and adverse effect on the Company's results of operations and financial position.

(3) Investment Securities

Investment securities available for sale at December 31, 2011 and 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale				
December 31, 2011:				
Debt securities:				
U.S. Government-sponsored enterprises (GSEs)*	$ 12,745,487	$ 28,631	$ (13,176)	$ 12,760,942
Corporate bonds	1,000,000	-	(31,800)	968,200
Mortgage-backed securities:				
GSE residential	55,207,644	1,307,877	(18,723)	56,496,798
State, county, municipal	12,747,899	409,184	(8,790)	13,148,293
Total debt securities	$ 81,701,030	$ 1,745,692	$ (72,489)	$ 83,374,233

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2010:				
Debt securities:				
U.S. Government-sponsored enterprises (GSEs)*	$ 27,857,120	$ 49,346	$ (605,172)	$ 27,301,294
Corporate bonds	1,614,815	-	(122,112)	1,492,703
Mortgage-backed securities:				
GSE residential	33,097,012	714,320	(251,407)	33,559,925
State, county, municipal	11,967,547	95,890	(419,434)	11,644,003
Total debt securities	$ 74,536,494	$ 859,556	$ (1,398,125)	$ 73,997,925

* Such as Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, and Federal Home Loan Banks.

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(3) Investment Securities, continued

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2011 and 2010 are summarized as follows:

Available for Sale Securities	Less Than Twelve Months		Over Twelve Months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2011:					
Debt securities					
GSEs	$ 13,176	$ 3,236,824	$ -	$ -	$ 13,176
Corporate bonds	-	-	31,800	968,200	31,800
Mortgage-backed securities:					
GSE residential	18,723	9,627,150	-	-	18,723
State, county, municipal	8,790	1,027,910	-	-	8,790
Total debt securities	$ 40,689	$ 13,891,884	$ 31,800	$ 968,200	$ 72,489

Available for Sale Securities	Less Than Twelve Months		Over Twelve Months		Total
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Total Unrealized Losses
December 31, 2010:					
Debt securities					
GSEs	$ 605,172	$ 21,031,416	$ -	$ -	$ 605,172
Corporate bonds	29,112	585,703	93,000	907,000	122,112
Mortgage-backed securities:					
GSE residential	251,407	18,506,462	-	-	251,407
State, county, municipal	276,853	5,231,891	142,581	1,096,329	419,434
Total debt securities	$ 1,162,544	$ 45,355,472	$ 235,581	$ 2,003,329	$ 1,398,125

(3) Investment Securities, continued

The amortized cost and fair value of investment securities available for sale at December 31, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized Cost	Estimated Fair Value
Due from one to five years	$ 1,573,904	1,555,408
Due from five to ten years	5,988,210	6,054,700
Due after ten years	18,931,272	19,267,327
Mortgage-backed securities	55,207,644	56,496,798
	$ 81,701,030	83,374,233

The proceeds from the sales and gross gains and gross losses realized by the Company from sales of investment securities for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Proceeds from sales	$ 13,769,947	16,664,008
Gross gains realized	$ 239,775	499,804
Gross losses realized	65,618	-
Net gain realized	$ 174,157	499,804

Securities with a carrying value of approximately $41,376,000 and $54,838,000 at December 31, 2011 and 2010, respectively, were pledged to secure public deposits and for other purposes as required by law.

Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market concerns warrant such evaluation.

The unrealized losses on these debt securities in a continuous loss position for twelve months or more as of December 31, 2011 and 2010 are considered to be temporary because they arose due to changing interest rates and the repayment sources of principal and interest are government backed or are securities of investment grade issuers. Included in the table above as of December 31, 2011 were 2 out of 28 securities

(3)   Investment Securities, continued

issued by state and political subdivisions that contained unrealized losses, 2 of 14 securities issued by government sponsored agencies, 8 of 52 mortgage-backed securities, and 1 of 1 corporate bonds that contained unrealized losses. The total aggregate depreciation from their cost basis at December 31, 2011 and 2010 was 0.5% and 2.9%, respectively.

GSE debt securities. The unrealized losses on the two investments in GSEs were caused by interest rate increases. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Corporate bonds. The Company's unrealized loss on investments in one corporate bond relates to an investment in a company within the financial services sector. The unrealized loss is primarily caused by recent decreases in profitability and profit forecasts by industry analysts. The Company currently does not believe it is probable that it will be unable to collect all amounts due according to the contractual terms of the investments. Because the Company does not intend to sell the investment and it is not more likely than not that the Company will be required to sell the investments before recovery of its par value, which may be maturity, it does not consider these investments to be other-than-temporarily impaired at December 31, 2011.

GSE residential mortgage-backed securities. The unrealized losses on the Company's investment in eight GSE mortgage-backed securities were caused by interest rate increases. The contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

State, county and municipal securities. The unrealized losses on the Company's investment in two state and municipal securities are primarily caused by securities no longer being insured and/or ratings being withdrawn given the current economic environment, as well as changes in interest rates. Because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

(3) Investment Securities, continued

Restricted equity securities consist of the following:

	December 31,	
	2011	2010
Federal Home Loan Bank Stock	$ 461,100	556,300

(4) Loans

Major classifications of loans at December 31, 2011 and 2010 are summarized as follows:

	2011	2010
Commercial, financial and agricultural	$ 18,581,723	$ 25,198,562
Real estate – mortgage	108,974,230	115,667,560
Real estate – construction	11,057,312	16,334,644
Consumer	5,317,356	5,738,297
Total loans	143,930,621	162,939,063
Deferred fees and costs, net	51,141	42,659
Less allowance for loan losses	(2,760,160)	(3,527,567)
Net loans	$ 141,221,602	$ 159,454,155

The Bank grants loans and extensions of credit primarily to individuals and a variety of firms and corporations located in certain Georgia counties, primarily Oconee and Clarke counties. Although the Bank has a diversified loan portfolio, a substantial portion of the loan portfolio is collateralized by improved and unimproved real estate and is dependent upon the real estate market in the Bank's primary market area. Included in loans above are $15,391,657 and $29,108,310 of interest only loans at December 31, 2011 and 2010, respectively. These loans present greater risk to the Company, especially considering the continued decline in real estate values.

(4) Loans, continued

	Commercial, financial and agricultural	Real estate - mortgage	Real estate - construction	Consumer
December 31, 2010:				
Allowance for loan losses:				
Ending balance attributable to loans:				
Individually evaluated for impairment	$ 149,604	$ -	$ 1,172,987	$ -
Collectively evaluated for impairment	890,732	905,884	244,423	55,772
Total ending allowance balance	$ 1,040,336	$ 905,884	$ 1,417,410	$ 55,772
Loans:				
Individually evaluated for impairment	$ 583,093	$ 1,670,256	$ 12,492,132	$ -
Collectively evaluated for impairment	24,615,467	113,997,304	3,842,512	5,738,297
Total ending loan balance	$ 25,198,562	$ 115,667,560	$ 16,334,644	$ 5,738,297

Impaired loans at December 31, 2011 and 2010 were as follows:

	2011	2010
Year-end loans with no allocated allowance for loan losses	$ 16,081,151	4,503,896
Year-end loans with allocated allowance for loan losses	9,949,152	12,076,573
Total	$ 26,030,303	16,580,469
Amount of the allowance for loan losses allocated	$ 1,092,644	1,849,600
Average of individually impaired loans during year	$ 21,305,386	17,142,958

(4) Loans, continued

The Bank recognized interest income on the cash basis for loans that were impaired during the years ended December 31, 2011 and 2010 of $594,710 and $96,884, respectively.

The following table presents loans individually evaluated for impairment by portfolio segment as of December 31, 2011 and 2010:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Balance	Interest Recognized
December 31, 2011:					
With no related allowance recorded:					
Commercial, financial and agricultural	707,787	707,787	-	392,663	527
Real estate – mortgage	13,577,383	13,577,383	-	7,623,820	548,009
Real estate – construction	1,764,694	1,764,694	-	2,247,375	885
Consumer	31,288	31,288	-	15,644	1,414
Total with no allowance recorded	16,081,152	16,081,152	-	10,181,330	550,835
With an allowance recorded:					
Commercial, financial and agricultural	77,819	77,819	18,982	385,543	49
Real estate – mortgage	6,614,580	6,614,580	783,328	4,093,090	35,901
Real estate – construction	7,772,120	3,201,006	280,093	6,579,713	7,882
Consumer	55,746	55,746	10,241	65,711	43
Total with allowance recorded	14,520,265	9,949,151	1,092,644	11,124,057	43,875
Total impaired loans	30,601,417	26,030,303	1,092,644	21,305,386	594,710

(4) Loans, continued

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Balance	Interest Recognized
December 31, 2010:					
With no related allowance recorded:					
Commercial, financial and agricultural	77,539	77,539	-	433,777	-
Real estate – mortgage	1,670,256	1,670,256	-	1,038,232	44,448
Real estate – construction	2,730,055	2,533,712	-	4,779,023	18,739
Consumer	-	-	-	-	-
Total with no allowance recorded	4,477,850	4,281,507	-	6,251,032	63,187
With an allowance recorded:					
Commercial, financial and agricultural	693,267	693,267	203,515	705,630	8,851
Real estate – mortgage	1,571,600	1,571,600	451,364	1,225,446	23,432
Real estate – construction	13,715,472	9,958,420	1,172,987	8,896,650	-
Consumer	75,675	75,675	21,734	64,202	1,414
Total with allowance recorded	16,056,014	12,298,962	1,849,600	10,891,927	33,697
Total impaired loans	20,533,864	16,580,469	1,849,600	17,142,958	96,884

This valuation allowance is included in the allowance for loan losses on the statements of condition.

The qualitative factors are determined based on the various risk characteristics of each loan class. Relevant risk characteristics are as follows:

Commercial, financial and agricultural loans – Loans in this class are made to businesses. Generally these loans are secured by assets of the business and repayment is expected from the cash flows of the business. A weakened economy, and resultant decreased consumer and/or business spending will have an effect on the credit quality in this loan class.

Real Estate – Mortgage loans – Loans in this class include loans secured by residential real estate, both owner-occupied and rental residences, income-producing investment properties and owner-occupied real estate used for business purposes. The underlying properties are generally located largely in our primary market area. Residential real estate loans are made based on the appraised value of the underlying collateral,

(4) Loans, continued

in addition to the borrower's ability to service the debt. Adverse economic conditions may impact the borrower's financial status and thus affect their ability to repay the debt. In addition, the value of the collateral may be adversely affected by declining real estate values. The cash flows of the income producing investment properties are adversely impacted by a downturn in the economy as evidenced by increased vacancy rates, which in turn, will have an effect on credit quality. In the case of owner-occupied real estate used for business purposes, a weakened economy and resultant decreased consumer and/or business spending will have an adverse effect on credit quality.

Real Estate – Construction loans – Loans in this class primarily include land loans to local contractors and developers for developing the land for sale or for the purpose of making improvements thereon. Repayment is derived from sale of the lots/ units including any pre-sold units. Credit risk is affected by market conditions, time to sell at an adequate price, cost overruns and by construction delays.

Consumer loans – Loans in this class may be either secured or unsecured and repayment is dependent on the credit quality of the individual borrower and, if applicable, sale of the collateral securing the loan (such as automobile, mobile home, etc.). Therefore the overall health of the economy, including unemployment rates and housing prices, will have an effect on the credit quality in this loan class.

Nonaccrual loans and loans past due 90 days still on accrual at December 31, 2011 and 2010 are as follows:

	2011	2010
Loans past due 90 days still on accrual	$ 6,548	$ 680,992
Nonaccrual Loans	$ 13,226,260	$ 16,358,081

(4) Loans, continued

The following table presents the aging of the recorded investment in past due loans as of December 31, 2011 and 2010 by portfolio segment:

	30-89 Days Past Due	Accruing Greater than 90 Days Past Due	Accruing Total Past Due	Nonaccrual	Loans Not Past Due	Total
December 31, 2011:						
Commercial, financial and agricultural	$ 62,775	$ -	$ 62,775	$ 785,606	$ 17,733,342	$ 18,581,723
Real estate – mortgage	138,712	-	138,712	7,387,920	101,447,598	108,974,230
Real estate – construction	25,847	-	25,847	4,965,700	6,065,765	11,057,312
Consumer	92,509	6,548	99,057	87,034	5,131,265	5,317,356
Total	$ 319,843	$ 6,548	$ 326,391	$ 13,226,260	$ 130,377,970	$ 143,930,621

	30-89 Days Past Due	Accruing Greater than 90 Days Past Due	Accruing Total Past Due	Nonaccrual	Loans Not Past Due	Total
December 31, 2010:						
Commercial, financial and agricultural	$ 438,651	$ -	$ 438,651	2,268,453	$ 22,491,458	$ 25,198,562
Real estate – mortgage	1,367,916	680,992	2,048,908	1,521,822	112,096,830	115,667,560
Real estate – construction	-	-	-	12,492,131	3,842,513	16,334,644
Consumer	63,661	-	63,661	75,675	5,598,961	5,738,297
Total	$ 1,870,228	$ 680,992	$ 2,551,220	$ 16,358,081	$ 144,029,762	$ 162,939,063

(4) Loans, continued

Troubled Debt Restructurings:

At December 31, 2011, impaired loans included loans that were classified as Troubled Debt Restructurings "TDRs". The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

In assessing whether or not a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether (i) the debtor is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the debtor has declared or is in the process of declaring bankruptcy and (iv) the debtor's projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the debtor's ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan. The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as (i) a reduction in the interest rate for the remaining life of the debt, (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk, (iii) a temporary period of interest-only payments, and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan. As of December 31, 2011, we have $12,804,043 in loans considered restructured that are not already on nonaccrual. Of the nonaccrual loans at December 31, 2011, $1,626,100 met the criteria for restructured. A loan is placed back on accrual status when both principal and interest are current and it is probable that we will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

(4) Loans, continued

The following table summarizes the loans that were modified as a TDR during the year-ended December 31, 2011:

| | | Troubled-Debt Restructurings | | |
	Number of Loans	Recorded Investment Prior to Modification	Recorded Investment After Modification	Impact on the Allowance for Loan Losses
Commercial, financial and agricultural	-	$ -	$ -	$ -
Real estate – mortgage	4	12,844,916	12,844,916	-
Real estate – construction	1	795,000	795,000	-
Consumer	-	-	-	-
Total	5	$ 13,639,916	$ 13,639,916	$ -

There were no loans modified as a TDR over the last twelve months that subsequently defaulted (i.e. 90 days or more past due following a modification) during the year ended December 31, 2011.

Credit Quality Indicators:

The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. All loans are analyzed at origination and assigned a risk category. In addition, on an annual basis, management performs an analysis on loans with an outstanding balance greater than $1,000,000 and non-homogeneous loans, such as commercial and commercial real estate loans. The Company uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution's credit position at some future date.

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(4) Loans, continued

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values, highly questionable and improbable.

Loans not meeting the criteria above that are analyzed as part of the above described process are considered to be pass rated loans.

As of December 31, 2011 and 2010, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

December 31, 2011:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$ 17,600,857	$ 160,450	$ 820,416	$ -	$ 18,581,723
Real estate – mortgage	73,307,632	14,803,191	20,863,407	-	108,974,230
Real estate – construction	-	2,153,921	8,903,391	-	11,057,312
Consumer	5,159,003	27,777	130,576	-	5,317,356
Total	$ 96,067,492	$ 17,145,339	$ 30,717,790	$ -	$ 143,930,621

December 31, 2010:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial, financial and agricultural	$ 23,831,124	$ 157,336	$ 1,210,102	$ -	$ 25,198,562
Real estate – mortgage	89,717,573	12,435,730	13,514,257	-	115,667,560
Real estate –construction	-	1,207,605	15,127,039	-	16,334,644
Consumer	5,495,391	85,524	157,382	-	5,738,297
Total	$ 119,044,088	$ 13,886,195	$ 30,008,780	$ -	$ 162,939,063

(5) Premises and Equipment

Major classifications of premises and equipment are summarized as follows:

| | December 31, | |
	2011	2010
Land	$ 1,354,181	1,354,181
Buildings and improvements	6,039,106	6,036,065
Furniture and equipment	5,936,909	5,865,893
Leasehold improvements	115,673	115,673
	13,445,869	13,371,812
Less accumulated depreciation	7,799,857	7,443,431
	$ 5,646,012	5,928,381

Depreciation expense was $360,496 and $487,661 for the years ended December 31, 2011 and 2010, respectively.

Future minimum lease payments under current operating leases pertaining to banking premises at December 31, 2011, are as follows:

Years Ending December 31,	
2012	$ 57,092
2013	49,625
2014	49,625
2015	4,135
Thereafter	-
Total minimum lease payments	$ 160,477

Total rental expense for the years ended December 31, 2011 and 2010 was $158,999 and $156,557, respectively.

(6)   Other Real Estate Owned

A summary of foreclosed assets are presented as follows:

	Years Ended December 31,	
	2011	2010
Balance, beginning of year	$ 5,435,735	$ 6,915,161
Additions	2,489,966	3,253,175
Disposals	(679,590)	(1,899,607)
Write-downs	(305,943)	(1,161,124)
Internally financed sales	(516,341)	(1,945,106)
Capitalized expenses	235,720	319,725
Loss on sale	(48,873)	(46,489)
Balance, end of year	$ 6,610,674	$ 5,435,735

Expenses applicable to foreclosed assets include the following:

	Years Ended December 31,	
	2011	2010
Net loss on sales and write-downs of real estate	$ 354,816	$ 1,207,150
Operating expenses, net of rental income	217,463	227,957
	$ 572,279	$ 1,435,107

(7) Deposits

The aggregate amounts of certificates of deposit, each with a minimum denomination of $100,000, were approximately $42,019,000 and $49,794,000 at December 31, 2011 and 2010, respectively. The Company had no brokered time deposits at December 31, 2011 and 2010.

At December 31, 2011, the scheduled maturities of certificates of deposits are as follows:

2012	$	61,836,246
2013		15,371,891
2014		2,830,026
2015		11,349,596
2016		4,429,363
	$	95,817,122

At December 31, 2011, the Bank had concentrations of deposits of approximately $17,433,000 and $7,049,000 with two customers. These deposits are with customers that have been customers of the Bank for several years and are expected to remain with the Bank for the foreseeable future.

(8) Income Taxes

The components of income tax benefit in the statements of operations are as follows:

		2011	2010
Current benefit	$	-	95,863
Deferred income taxes		(889,028)	(1,048,687)
Less valuation allowance		785,750	-
Total income tax benefit	$	(103,278)	(952,824)

(8) Income Taxes, continued

The differences between income tax benefit and the amount computed by applying the statutory federal income tax rate to losses before income tax benefit are as follows:

	2011	2010
Pretax loss at statutory rates	$ (757,478)	(689,458)
Add (deduct):		
Tax exempt interest income	(203,860)	(181,566)
Non-deductible interest expense	3,851	9,974
State taxes, net of federal effect	(192,302)	(149,963)
Valuation allowance	785,750	-
Other	260,761	58,189
	$ (103,278)	(952,824)

The following summarizes the sources and expected tax consequences of future taxable deductions (income) which comprise the net deferred tax asset. The net deferred tax asset is a component of other assets at December 31, 2011 and 2010.

	2011	2010
Deferred income tax assets:		
Allowance for loan losses	$ 217,083	$ 666,158
Other real estate	604,781	521,717
Net operating losses	1,798,557	887,139
Unrealized gains on investment securities available for sale	-	204,441
Other	430,682	105,652
Total gross deferred income tax assets	3,051,103	2,385,107
Less valuation allowance	(785,750)	-
Net deferred income tax asset	$ 2,265,353	$ 2,385,107
Deferred income tax liabilities:		
Unrealized gains on investment securities available for sale	$ (635,148)	$ -
Premises and equipment	(292,340)	(307,976)
Total gross deferred income tax liabilities	(927,488)	(307,976)
Net deferred income tax asset	$ 1,337,865	$ 2,077,131

(8)   Income Taxes, continued

The Company incurred a net operating loss for Federal income tax purposes for 2011 of approximately $2,754,000, which is available to be carried forward to future years and, if not used, will expire in 2031. The Company incurred a net operating loss for Georgia income tax purposes for 2011 of approximately $3,398,000, and this Georgia net operating loss is available to be carried forward to future years and, if not used, will expire in 2031.

The Company incurred a net operating loss for Federal income tax purposes for 2010 of approximately $1,881,000, which is available to be carried forward to future years and, if not used, will expire in 2030. The Company incurred a net operating loss for Georgia income tax purposes for 2010 of approximately $2,554,000, and this Georgia net operating loss is available to be carried forward to future years and, if not used, will expire in 2030.

(9)   Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company discontinued offering this service in August 2011, and as a result, there were no securities sold under repurchase agreements at December 31, 2011. As of December 31, 2010, securities sold under repurchase agreements were $13,024,262

(10) Related Party Transactions

The Company conducts transactions with directors and executive officers, including companies in which they have beneficial interests, in the normal course of business. It is the policy of the Company that loan transactions with directors and officers are made on substantially the same terms as those prevailing at the time made for comparable loans to other persons. The following is a summary of activity for related party loans:

		December 31,	
		2011	2010
Beginning balance	$	3,914,772	4,068,016
New loans		582,455	451,168
Repayments		(2,204,441)	(604,412)
Ending balance	$	2,292,786	3,914,772

Deposits from related parties totaled approximately $4,371,000 and $6,063,000 as of December 31, 2011 and 2010, respectively.

(11) Commitments and Contingencies

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the balance sheets. The contract amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments.

The exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. In most cases, the Company does require collateral or other security to support financial instruments with credit risk.

	Contractual Amount	
	2011	2010
Financial instruments whose contract amounts represent credit risk:	(in thousands)	
Commitments to extend credit	$ 20,479	22,412
Standby letters of credit	$ 310	506

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit is based on management's credit evaluation. Collateral held varies but may include unimproved and improved real estate, certificates of deposit, or personal property.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to businesses in the Company's delineated trade area. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds real estate, equipment, automobiles and customer deposits as collateral supporting those commitments for which collateral is deemed necessary.

The Company had $5,000,000 available for the purchase of overnight federal funds from two correspondent financial institutions as of December 31, 2011 and 2010.

(11) Commitments and Contingencies, continued

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material effect on the Company's financial statements.

(12) Profit Sharing Plan

The Company has a contributory profit sharing plan which is available to substantially all employees subject to certain age and service requirements. Contributions to the plan are determined annually by the Board of Directors. The Company did not make any contributions during the years ended December 31, 2011 and 2010. The Board of Directors suspended this plan indefinitely effective July 1, 2009.

(13) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined). Management believes, as of December 31, 2011 and 2010, the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2011, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as adequately capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following tables and also must not be subject to any written agreement, order, capital directive, or prompt corrective action directive issued by federal banking regulators.

(13) Regulatory Matters, continued

The capital ratios for the Company are essentially the same as those of the Bank. Therefore, only the Bank's capital ratios are presented in the following table (dollars in thousands):

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2011:						
Total Capital (to Risk-Weighted Assets)	$ 21,108	13.3%	$ 12,740	8.0%	$ 15,925	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 19,108	12.0%	$ 6,370	4.0%	$ 9,555	6.0%
Tier 1 Capital (to Average Assets)	$ 19,108	7.2%	$ 10,587	4.0%	$ 13,234	5.0%

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2010:						
Total Capital (to Risk-Weighted Assets)	$ 25,443	14.2%	$ 14,335	8.0%	$ 17,919	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	$ 23,187	12.9%	$ 7,168	4.0%	$ 10,751	6.0%
Tier 1 Capital (to Average Assets)	$ 23,187	8.1%	$ 11,380	4.0%	$ 14,226	5.0%

(14) Stockholders' Equity

Dividends paid by the Bank are the primary source of funds available to the Company for payment of dividends to its stockholders and for other working capital needs. Banking regulations limit the amount of dividends that may be paid without prior approval of the regulatory authorities. These restrictions are based on the level of regulatory classified assets, the prior year's net earnings, the ratio of equity capital to total assets, and other specific regulatory restrictions. At December 31, 2011, no dividends could be declared without regulatory approval.

(15) Fair Value Disclosures

Fair Value Measurements

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

The Company utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available-for-sale and loans held for sale are recorded at fair value on a recurring basis. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as impaired loans and foreclosed property.

(15) Fair Value Disclosures, continued

The Company groups assets and liabilities at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 – Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3 – Generated from model-based techniques that use at least one significant assumption based on unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Securities Available-for-Sale: Securities available-for-sale are recorded at fair value on a recurring basis. Fair value measurement is based upon quoted prices, if available. If quoted prices are not available, fair values are measured using independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating, prepayment assumptions and other factors such as credit loss assumptions. Level 1 securities include those traded on an active exchange, such as the New York Stock Exchange, U.S. Treasury securities that are traded by dealers or brokers in active over-the-counter markets and money market funds. Level 2 securities include mortgage-backed securities issued by government sponsored entities, municipal bonds and corporate debt securities. Securities classified as Level 3 include asset-backed securities in less liquid markets.

Loans Held for Sale: Loans held for sale are carried at the lower of cost or fair value. The fair value of loans held for sale is based on what secondary markets are currently offering for loans with similar characteristics. As such, management classifies loans subjected to recurring fair value adjustments as Level 2.

(15) Fair Value Disclosures, continued

Impaired Loans: Loans for which it is probable that payment of interest and principal will not be made in accordance with the contractual terms of the loan agreement are considered impaired. Once a loan is identified as individually impaired, management measures its impairment. The fair value of impaired loans is estimated using one of several methods, including collateral value, market value of similar debt, and discounted cash flows. Those impaired loans not requiring an allowance represent loans for which the fair value of the expected repayments or collateral exceed the recorded investments in such loans. At December 31, 2011, substantially all of the impaired loans were evaluated based on the fair value of the collateral. Impaired loans where an allowance is established based on the fair value of collateral require classification in the fair value hierarchy. When the fair value of the collateral is based on an observable market price or a current appraised value, the Company records the impaired loan as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the impaired loan as nonrecurring Level 3.

Other Real Estate: Other real estate is adjusted to fair value upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of cost or fair value. Fair value is based upon independent market prices, appraised values of the collateral or management's estimation of the value of the collateral. When the fair value of the collateral is based on an observable market price, the Company records the foreclosed asset as nonrecurring Level 2. When an appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value and there is no observable market price, the Company records the other real estate as nonrecurring Level 3.

The tables below presents the Company's assets measured at fair value on a recurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2011 (In thousands)	(Level 1)	(Level 2)	(Level 3)
Securities	$ 83,374	$ -	$ 82,406	$ 968
Loans held for sale	$ 1,028	$ -	$ 1,028	$ -

	Balance at December 31, 2010 (In thousands)	(Level 1)	(Level 2)	(Level 3)
Securities	$ 73,998	$ -	$ 69,051	$ 4,947
Loans held for sale	$ 311	$ -	$ 311	$ -

(15) Fair Value Disclosures, continued

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the consolidated balance sheet using significant unobservable (Level 3) inputs for the years ended December 31, 2011 and 2010.

	2011	2010
	(In Thousands)	
Securities		
Beginning balance	$ 4,947	$ 914
Reclassified to Level 2	(4,040)	
Unrealized losses included in other comprehensive income (loss)	61	(7)
Purchases	-	4,040
	$ 968	$ 4,947

The Company may be required, from time to time, to measure certain assets at fair value on a nonrecurring basis. These include assets that are measured at the lower of cost or fair value. The table below presents the Company's assets measured at fair value on a nonrecurring basis as of December 31, 2011 and 2010, aggregated by the level in the fair value hierarchy within which those measurements fall.

	Balance at December 31, 2011 (In thousands)	(Level 1)	(Level 2)	(Level 3)	Total Losses
Impaired loans	$ 11,853	$ -	$ -	$ 11,853	$ 3,981
Other real estate	1,452	-	-	1,452	232

	Balance at December 31, 2010 (In thousands)	(Level 1)	(Level 2)	(Level 3)	Total Losses
Impaired loans	$ 9,505	$ -	$ -	$ 9,505	$ 2,638
Other real estate	2,669	-	-	2,669	1,058

(15) Fair Value Disclosures, continued

Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents
For cash and due from banks, the carrying amount is a reasonable estimate of fair value.

Investment Securities Available for Sale
Fair values for investment securities are based on quoted market prices.

Restricted Equity Securities
The carrying amount of restricted equity securities approximates fair value.

Loans and Loans Held for Sale
The fair value of fixed rate loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings. For variable rate loans, the carrying amount is a reasonable estimate of fair value. The fair value of impaired loans is estimated based on discounted contractual cash flows or underlying collateral value, where applicable. Loans held for sale are valued based on the current price at which these loans could be sold into the secondary market.

Deposits and Securities Sold Under Repurchase Agreements
The fair value of demand deposits, interest-bearing demand deposits, savings, and securities sold under repurchase agreements is the amount payable on demand at the reporting date. The fair value of fixed maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

Commitments to Extend Credit and Standby Letters of Credit
Commitments to extend credit and standby letters of credit are generally short-term and carry variable interest rates. Therefore, both the carrying value and estimated fair value associated with these instruments are immaterial.

OCONEE FINANCIAL CORPORATION
Notes to Consolidated Financial Statements, continued

(15) Fair Value Disclosures, continued

The estimated fair values of the Company's financial instruments as of December 31, 2011 and 2010 are as follows:

		2011		2010	
		Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
			(In thousands)		
Assets:					
Cash and cash equivalents	$	18,195	18,195	29,959	29,959
Investment securities	$	83,374	83,374	73,998	73,998
Restricted equity securities	$	461	461	556	556
Loans held for sale	$	1,028	1,028	311	311
Loans, net	$	141,222	140,956	159,454	159,216
Liabilities:					
Deposits and securities sold under repurchase agreement	$	236,612	236,491	255,942	255,964

(16) Other Operating Income and Expenses

Components of other operating income and expenses which are greater than 1% of interest income and other income are as follows:

	2011	2010
Other Income		
Income and fees from ATM's	$ 625,200	570,538
Commissions on investment services	$ 333,808	359,683
Other Expenses		
FDIC insurance assessment expense	$ 636,675	836,115
Professional fees	$ 454,145	345,890
ATM process and settlement charges	$ 403,965	358,159
Other real estate expenses	$ 241,094	459,320

(17) Oconee Financial Corporation (Parent Company Only) Financial Information

Balance Sheets
December 31, 2011 and 2010

		2011	2010
Assets			
Cash	$	7,650	15,437
Investment in subsidiary		22,105,842	22,853,425
Other assets		68,995	66,040
	$	22,182,487	22,934,902
Liabilities and Stockholders' Equity			
Stockholders' equity	$	22,182,487	22,934,902

Statements of Operations
For the Years Ended December 31, 2011 and 2010

		2011		2010
Other expenses	$	7,787	$	55,082
Loss before income tax benefit and equity in undistributed loss of subsidiary		(7,787)		(55,082)
Income tax benefit		2,955		20,905
Loss before equity in undistributed loss of subsidiary		(4,832)		(34,177)
Equity in undistributed loss of subsidiary		(2,119,766)		(1,040,818)
Net loss	$	(2,124,598)	$	(1,074,995)

(17) Oconee Financial Corporation (Parent Company Only) Financial Information, continued

Statements of Cash Flows
For the Years Ended December 31, 2011 and 2010

	2011	2010
Cash flows from operating activities:		
Net loss	$ (2,124,598)	$ (1,074,995)
Adjustments to reconcile net loss		
to net cash used in operating activities:		
Equity in undistributed loss of subsidiary	2,119,766	1,040,818
Change in:		
Other assets	(2,955)	(20,905)
Net cash used in operating activities	(7,787)	(55,082)
Change in cash	(7,787)	(55,082)
Cash at beginning of year	15,437	70,519
Cash at end of year	$ 7,650	$ 15,437



CORPORATE PROFILE

Oconee Financial Corporation ("Oconee"), a registered bank holding company, was incorporated under the laws of Georgia in 1998 and commenced operations by acquiring 100% of the outstanding shares of Oconee State Bank (the "Bank") effective January 1, 1999. Oconee is the Bank's successor issuer after the aforementioned acquisition. All of Oconee's activities are currently conducted by the Bank, its wholly-owned subsidiary, which was incorporated under the laws of Georgia in 1959 and opened its doors for business in Watkinsville, Georgia on February 1, 1960. The Bank's executive offices are located at 35 North Main Street, Watkinsville, Georgia 30677. At December 31, 2011, Oconee's total assets were $259,845,955 with shareholder's equity of $22,182,487.

At December 31, 2011, Oconee had 725 shareholders of record holding 899,815 shares of Oconee's issued and outstanding common stock, $2.00 par value. At the present time, there is no established public trading market for Oconee's common stock. Management is aware of 21 trades of stock in 2011, aggregating 3,190 shares in blocks ranging from 10 shares to 600 shares at prices ranging from $16.00 to $30.00 per share. Management is aware of 5 trades of stock in 2010, aggregating 1,000 shares in blocks ranging from 20 shares to 560 shares at prices ranging from $30.00 to $33.34 per share.

Oconee did not declare a cash dividend to its shareholders in 2011 or 2010. The amount and frequency of dividends is determined by Oconee's Board of Directors in light of earnings, capital requirements, the financial condition of the Bank, and any regulatory restrictions placed upon the Bank that would prohibit payment of dividends.

The Bank is a community oriented full-service commercial bank, located in Oconee and Athens-Clarke County, Georgia, with four full-service banking offices. In addition to the main office in Watkinsville, the Bank has a branch in Bogart, located on U.S. Highway 78 at Mars Hill Road; a branch located on Experiment Station Road, which serves the Butler's Crossing community; and an in-store branch in the East Athens Walmart Supercenter located on Lexington Road in Athens. In addition to these branch locations, the Bank also has five automated teller machines located at various locations within Oconee and Athens-Clarke County. The Bank is committed to providing a full range of financial products and services for consumers and businesses in Oconee and surrounding counties.



BOARD OF DIRECTORS

(Pictured from left to right)



G. Robert Bishop, Retired, Georgia Department of Natural Resources

Ann B. Powers, Retired, Educator

J. Albert Hale, Sr., Owner, Hale's Dairy

Jerry K. Wages, Senior Executive Vice President, Oconee State Bank

B. Amrey Harden, President & Chief Executive Officer, Oconee State Bank

Virginia S. Wells, Vice Chairperson, President & Chief Executive Officer, Wells & Company Realtors, Inc.

Henry C. Maxey, President, Maxey Brothers, Inc.

Tom F. Wilson, Executive Vice President & Chief Loan Officer, Oconee State Bank

Douglas D. Dickens, Chairman, President, Dickens Farms, Inc.

Jimmy L. Christopher, Certified Public Accountant

SHAREHOLDER INFORMATION

Annual Meeting
Monday, May 7, 2012
Registration & Refreshments - 4:30 PM
Business Session - 5:00 PM
Oconee State Bank
H. Mell Wells Operations Center
7920 Macon Highway
Watkinsville, Georgia 30677

**Independent Registered Public
  Accounting Firm**
Mauldin & Jenkins, LLC
Certified Public Accountants
200 Galleria Parkway, S.E.
Suite 1700
Atlanta, Georgia 30339-5946

Investor Relations
Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677

Oconee Financial Corporation
35 N. Main Street
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878

Transfer Agent
Oconee State Bank
7920 Macon Highway
Post Office Box 205
Watkinsville, Georgia 30677
Telephone: (706) 769-6611
Facsimile: (706) 583-3878

Form 10-K
A copy of the Corporation's Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission, is available to each shareholder without charge upon written request to:

Jerry K. Wages
Senior Executive Vice President
Oconee Financial Corporation
Post Office Box 205
Watkinsville, Georgia 30677





Oconee Financial Corporation

P.O. Box 205 | Watkinsville, GA 30677

706.769.6611

www.oconeestatebank.com